Exhibit 99.1

Universe Pharmaceuticals INC Reports Fiscal Year 2021 Financial Results

Ji’an, Jiangxi, China, January 31, 2022 (GLOBE NEWSWIRE) -- Universe Pharmaceuticals INC (the “Company”) (Nasdaq: UPC), a pharmaceutical producer and distributor in China, today announced its financial results for the fiscal year ended September 30, 2021.

Mr. Gang Lai, Chairman and CEO of Universe Pharmaceuticals INC, commented, “We are excited to share our financial results for the fiscal year 2021, and flattered to see that we have achieved significant growth in financial results. Although we encountered continuous challenges and uncertainties given the regional resurgence of the COVID-19 pandemic, we have reached record revenues of $48.0 million and net income of $11.3 million for the fiscal year 2021, respectively, representing increases of 56.3% and 49.8% from the revenues and net income for the fiscal year 2020. Our strong financial performance reflects our significant business growth. In fiscal year 2021, our focus remained on sales network expansion, product quality improvement, and investment in the research and development of products. We also established cooperation relationships with several well-known companies and research institutes in the pharmaceutical industry in the fiscal year 2021, including an international cooperation with Kitanihon Pharmaceutical Co., Ltd., a Japanese company engaged in the research, development, manufacturing, and distribution of Kampo (a traditional Japanese herbal medicine) pharmaceutical and medical products, to address market demand for Kampo medicine and high-end traditional Chinese medicine. Looking forward, we will keep eyeing long-term growth by leveraging our tactical business operations and strong supply channels to grow our business further and continue to improve our financial metrics. Our commitments to providing high-quality products and contributing to our society remain intact.”

Fiscal Year 2021 Financial Highlights

	For the Fiscal Year Ended September 30,
($ millions, except per share data)	2021	2020	% Change
Revenues	48.0	30.7	56.3%
Income from operations	13.6	10.3	32.6%
Net income	11.3	7.6	49.8%
Earnings per share	0.70	0.47	48.9%

●	Revenues increased by 56.3% to $48.0 million for the fiscal year ended September 30, 2021 from $30.7 million for the fiscal year ended September 30, 2020, primarily attributable to an increased number of customers by 22.6%, or 499 customers, increased sales volume of the Company’s TCMD products by 9.9%, or 1,553,151 units, increased average selling price of the Company’s TCMD products by 46.3%, and increased average selling price of third-party products by 79.6%, in response to increased raw material costs and third-party products purchase costs as affected by the COVID-19 pandemic and general inflation, and the appreciation of RMB against US$.
●	Income from operations was $13.6 million for the fiscal year ended September 30, 2021, representing an increase of 32.6% from $10.3 million for the fiscal year ended September 30, 2020.
●	Net income was $11.3 million for the fiscal year ended September 30, 2021, representing an increase of 49.8% from $7.6 million for the fiscal year ended September 30, 2020.
●	Basic and diluted earnings per share were $0.70 for the fiscal year ended September 30, 2021, representing an increase of 48.9% from $0.47 for the fiscal year ended September 30, 2020.

Fiscal Year 2021 Financial Results

Revenues

Total revenues increased by $17.3 million, or 56.3%, to $48.0 million for the fiscal year ended September 30, 2021 from $30.7 million for the fiscal year ended September 30, 2020.

	For the Fiscal year Ended September 30,
	2021			2020
($ millions)	Revenue	Cost of revenue	Gross margin	Revenue	Cost of revenue	Gross margin
TCMD products sales	29.6	11.2	62.2%	18.4	8.6	53.3%
Third-party products sales	18.4	11.5	37.6%	12.3	8.0	34.9%
Total	48.0	22.7	52.8%	30.7	16.6	45.9%

Sales of TCMD products increased by $11.2 million, or 60.9%, to $29.6 million for the fiscal year ended September 30, 2021, from $18.4 million for the fiscal year ended September 30, 2020. The increase was due to an increase in the sales volume of the Company’s TCMD products by 9.9%, to 17,206,150 units sold for the fiscal year ended September 30, 2021 from 15,652,999 units sold for the fiscal year ended September 30, 2020, and an increase in the average selling price of the Company’s TCMD products by 46.3%, to $1.72 per unit for the fiscal year ended September 30, 2021 from $1.17 per unit for the fiscal year ended September 30, 2020.

Sales of third-party products increased by $6.1 million, or 49.4%, to $18.4 million for the fiscal year ended September 30, 2021 from $12.3 million for the fiscal year ended September 30, 2020. Sales volume of third-party products slightly decreased by 4.6%, to 8,364,391 units sold for the fiscal year ended September 30, 2021 from 8,763,577 units sold for the fiscal year ended September 30, 2020. In the fiscal year ended September 30, 2021, due to an overall increase in the market prices of raw materials used in the manufacturing of third-party products, the Company paid higher purchase prices for products from third-party pharmaceutical companies and accordingly, the average selling price of the Company’s third-party products in the fiscal year ended September 30, 2021 was higher than that in the fiscal year ended September 30, 2020. The average selling price of the Company’s third-party products increased by 79.6%, to $2.20 per unit in fiscal year ended September 30, 2021 from $1.41 per unit in the fiscal year ended September 30, 2020.

Cost of revenues and Gross profit

Cost of revenues increased by $6.1 million, or 36.4%, to $22.7 million for the fiscal year ended September 30, 2021 from $16.6 million for the fiscal year ended September 30, 2020.

Gross profit increased by $11.2 million to $25.3 million for the fiscal year ended September 30, 2021, from $14.1 million for the fiscal year ended September 30, 2020. Gross margin increased by 6.9%, to 52.8% for the fiscal year ended September 30, 2021 from 45.9% for the fiscal year ended September 30, 2020.

Operating expenses

Selling expenses increased by $1,417,985, or 91.2%, to $2,973,531 for the fiscal year ended September 30, 2021 from $1,555,546 for the fiscal year September 30, 2020. Such increase was primarily attributable to (i) an increase in advertising expenses by $972,692, or 282.8%, to $1,316,654 in fiscal year 2021 from $343,962 in fiscal year 2020. In fiscal year 2020, the Company used outdoor billboards, magazines, and social media, such as WeChat and Weibo, to advertise its brand and products in order to increase customer awareness. In fiscal year 2021, in connection with the sales and promotion of the Company’s TCMD products to targeted customers, the Company engaged a local advertising agency to develop and produce a TV advertisement for promoting its major TCMD products, Bai Nian Dan and Guben Yanling Pill, and coordinate with a TV channel to broadcast the advertisement to targeted geographic market areas. As a result of the Company’s advertising efforts in fiscal year 2021, it spent more on advertising than it did in fiscal year 2020, which led to higher advertising expenses in fiscal year 2021; In addition, the Company expects that its future advertising expenses will increase as its capitalized advertising costs will be expensed in subsequent period, starting from when the advertisement was first broadcasted; (ii) an increase in salary and benefit expenses paid to the Company’s sales employees by $272,804, or 46.5%, to $859,436 in fiscal year 2021 from $586,632 in fiscal year 2020, and an increase in business travel and meals expense by $47,155 or 150.1%, to $78,565 in fiscal year 2021 from $31,410 in fiscal year 2020, primarily due to increased sales activities in fiscal year 2021; and (iii) an increase in shipping and delivery expenses by $125,201, or 21.7%, to $701,997 in fiscal year 2021 from $576,796 in fiscal year 2020, due to increased sales volume and an increase in the number of sales orders fulfilled in fiscal year 2021.

General and administrative expenses increased by $1,593,420, or 93.5% to $3,296,844 for the fiscal year ended September 30, 2021 from $1,703,424 for the fiscal year ended September 30, 2020, primarily attributable to (i) an increase in professional service fees by $1,350,876 in fiscal year 2021 as compared to fiscal year 2020, primarily due to increased audit fees, legal fees, business consulting fees in connection with the Company’s public offering; (ii) an increase in office supply and utility expenses by $260,313, or 224.6%, to support the Company’s administration activities; and (iii) an increase in salaries, welfare expenses and insurance expenses paid to administration employees by $193,013, or 41.6%, because higher amount of annual bonus was distributed to administrative staffs in fiscal year 2021 as compared to fiscal year 2020, offset by a decrease in bad debt expense by $328,276 because the Company accrued more bad debt expenses in fiscal year 2020 based on estimated accounts receivable collection trend, and approximately $0.2 million bad debt accrual in prior periods was collected in fiscal year 2021, which led to a bad debt recovery in fiscal year 2021.

Research and development expenses increased by $4,882,537, or 837.3%, to $5,465,662 for the fiscal year ended September 30, 2021 from $583,125 for the fiscal year ended September 30, 2020, primarily attributable to (i) an increase in research and development expense of $4,454,400 in order to develop and test eight new Chinese medicine products in order to diversify the Company’s future product portfolio. In fiscal year 2021, the Company entered into several cooperative agreements with external academic and research institutions to jointly develop new products and accordingly, the Company incurred significant amount of R&D expense in connection with such efforts; and (ii) an increase in the materials used in the research and development (“R&D”) activities by $366,922. In fiscal year 2021, in order to develop new products and improve the formulation of several existing products, the Company conducted more testing on product stability and safety, and as a result, more materials were used in R&D activities in fiscal year 2021 than in fiscal year 2020.

Other income (expenses), net

Total other income, net, increased by $239,630, or 158.4%, to net other income of $88,338 for the fiscal year ended September 30, 2021 from net other expenses of $151,292 for the fiscal year ended September 30, 2020.

Provision for income taxes

Provision for income taxes was $2.4 million for the fiscal year ended September 30, 2021, a decrease of $0.1 million, or 7.2%, from $2.5 million for the fiscal year ended September 30, 2020.

Net income

Net income was $11.3 million for the fiscal year ended September 30, 2021, representing a $3.7 million increase from $7.6 million for the fiscal year ended September 30, 2020.

Basic and diluted earnings per share were $0.70 for the fiscal year ended September 30, 2021, representing an increase of 48.9% from $0.47 for the fiscal year ended September 30, 2020.

Balance Sheet

As of September 30, 2021, the Company had cash of $8.1 million, compared to $10.1 million as of September 30, 2020.

Cash Flow

Net cash used in operating activities was $2.1 million for the fiscal year ended September 30, 2021, compared with net cash provided by operating activities of $6.1 million for the fiscal year ended September 30, 2020.

Net cash used in investing activities was $27,059,958 for the fiscal year ended September 30, 2021, compared with $51,798 for the fiscal year ended September 30, 2020.

Net cash provided by financing activities was $26.6 million for the fiscal year ended September 30, 2021, compared with $0.5 million for the fiscal year ended September 30, 2020.

About Universe Pharmaceuticals INC

Universe Pharmaceuticals INC, headquartered in Ji’an, Jiangxi, China, is a pharmaceutical producer and distributor in China. The Company specializes in the manufacturing, marketing, sales and distribution of traditional Chinese medicine derivatives products targeting the elderly with the goal of addressing their physical conditions in the aging process and to promote their general well-being. The Company also distributes and sells biomedical drugs, medical instruments, Traditional Chinese Medicine Pieces, and dietary supplements manufactured by third-party pharmaceutical companies. Currently, the Company’s products are sold in 30 provinces of China. For more information, visit the company’s website at http://www.universe-pharmacy.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC
Tina Xiao
President
Phone: 917-609-0333
Email: tina.xiao@ascent-ir.com

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$8,077,908	$10,058,202
Held-to-maturity investments	13,725,204	-
Accounts receivable, net	15,573,742	10,871,778
Inventories, net	2,462,542	1,906,232
Due from related parties	236,982	-
Advance to suppliers	2,738,313	-
Prepayment for advertising	7,492,320	-
Deferred initial public offering costs	-	443,709
Prepaid expenses and other current assets	174,053	-
TOTAL CURRENT ASSETS	50,481,064	23,279,921

Property, plant and equipment, net	4,681,353	4,428,064
Prepayments made to a related party for purchase of property	2,476,800	-
Prepayments for construction in progress	10,712,160	-
Intangible assets, net	178,483	174,776
Investment in equity securities	744,924	735,000
Deferred tax assets	869,997	186,537
TOTAL NONCURRENT ASSETS	19,663,717	5,524,377

TOTAL ASSETS	$70,144,781	$28,804,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$4,334,400	$2,646,000
Accounts payable	5,310,526	2,691,193
Taxes payable	1,101,460	1,331,749
Due to related parties	19,723	956,492
Accrued expenses and other current liabilities	444,319	375,960
TOTAL CURRENT LIABILITIES	11,210,428	8,001,394

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares and 16,000,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively	67,969	50,000
Additional paid in capital	29,279,159	3,679,000
Statutory reserve	2,439,535	2,439,535
Retained earnings	25,058,931	13,738,979
Accumulated other comprehensive income	2,088,759	895,390
TOTAL SHAREHOLDERS’ EQUITY	58,934,353	20,802,904

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$70,144,781	$28,804,298

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended September 30,
	2021	2020	2019

Revenue	$47,982,031	$30,703,960	$33,229,316
Cost of revenue	22,655,854	16,610,140	19,821,831
Gross profit	25,326,177	14,093,820	13,407,485

Operating expenses
Selling expenses	2,973,531	1,555,546	1,578,826
General and administrative expenses	3,296,844	1,703,424	1,457,393
Research and development expenses	5,465,662	583,125	618,437
Total operating expenses	11,736,037	3,842,095	3,654,656

Income from operations	13,590,140	10,251,725	9,752,829

Other income (expenses)
Interest expense, net	(101,604)	(123,760)	(129,268)
Other income (expenses), net	(80,434)	(49,352)	2,760
Held-to-maturity investment income	239,549	-	-
Equity investment income	30,827	21,820	26,741
Total other income (expense), net	88,338	(151,292)	(99,767)

Income before income tax provision	13,678,478	10,100,433	9,653,062

Income tax provision	2,358,526	2,542,211	2,101,597

Net income	11,319,952	7,558,222	7,551,465

Other comprehensive income (loss)
Foreign currency translation adjustment	1,193,369	860,623	(645,978)
Comprehensive income	$12,513,321	$8,418,845	$6,905,487

Earnings per share
Basic and diluted	$0.70	$0.47	$0.47

Weighted average number of shares outstanding
Basic and diluted	16,168,956	16,000,000	16,000,000

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2021	2020	2019
Cash flows from operating activities
Net income	$11,319,952	$7,558,222	$7,551,465
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	446,878	410,079	418,431
Loss from disposal of fixed assets	1,559	-	2,085
Allowance for doubtful accounts	(230,175)	98,102	297,972
Inventory reserve	-	(75,391)	(187,271)
Deferred income tax benefit	(668,341)	(9,886)	(39,625)
Held-to-maturity investment income	(239,549)	-	-
Changes in operating assets and liabilities:
Accounts receivables	(3,867,457)	(4,107,520)	665,485
Inventory, net	(451,634)	888,607	5,586,177
Advance to suppliers, net	(2,717,085)	-	-
Prepayment for advertising	(7,434,240)	-	-
Advances to related parties	(237,720)	-	-
Prepaid expenses and other current assets	(168,188)	12,407	(8,449)
Accounts payable	2,457,337	639,427	(924,444)
Taxes payable	(298,620)	731,518	(320,611)
Accrued expenses and other current liabilities	31,436	(30,408)	162,540
Net cash provided by (used in) operating activities	(2,055,847)	6,115,157	13,203,755

Cash flows from investing activities
Purchases of property and equipment	(444,505)	(51,798)	(86,324)
Proceeds from disposal of fixed assets	-	-	291
Prepayments made to a related party for purchase of property	(2,457,600)	-	-
Prepayments for construction in progress	(10,629,120)	-	-
Payments for held-to-maturity investments	(15,330,660)	-	-
Redemption of held-to-maturity investments	1,801,927	-	-
Net cash used in investing activities	(27,059,958)	(51,798)	(86,033)

Cash flows from financing activities
Proceeds from short-term bank loans	4,300,800	1,427,000	3,055,500
Repayment of bank loans	(2,764,800)	(1,427,000)	(3,055,500)
Dividend payment	-	-	(16,005,000)
Gross proceeds from initial public offerings	28,750,000	-	-
Payment for deferred initial public offering costs	(2,792,543)	(441,064)	-
Proceeds from (prepayments for) related parties borrowings	(911,648)	911,200	1,143
Net cash provided by (used in) financing activities	26,581,809	470,136	(16,003,857)

Effect of exchange rate changes on cash	553,702	347,386	(126,720)
Net increase (decrease) in cash	(1,980,294)	6,880,881	(3,012,855)
Cash, beginning of year	10,058,202	3,177,321	6,190,176
Cash, end of year	$8,077,908	$10,058,202	$3,177,321

Supplemental disclosure information:
Cash paid for interest expenses	$149,303	$157,528	$135,717
Cash paid for income tax	$3,271,219	$2,167,963	$2,257,893